Exhibit 99.1

PRESS RELEASE

ASLAN PHARMACEUTICALS PRESENTS NEW DATA FROM PHASE 2B STUDY OF EBLASAKIMAB IN ATOPIC DERMATITIS IN LATE BREAKER PRESENTATION AT 32ND EUROPEAN ACADEMY OF DERMATOLOGY AND VENEREOLOGY CONGRESS

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Data presented during the late-breaker oral presentation of the TREK-AD study demonstrate eblasakimab’s potential as the first biologic in moderate-to-severe atopic dermatitis to demonstrate a competitive efficacy profile with once-monthly dosing from initiation
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New data from a post-hoc analysis of patients with severe disease (baseline EASI score at least 21), representing 63% of ITT patients, show monthly dosing with 600 mg eblasakimab for 16 weeks led to a 74.5% reduction in EASI score (versus 38.0% on placebo, p<0.0001) and EASI-75 of 53.6% (versus 12.9% on placebo, p=0.0009), representing a marked widening in placebo-adjusted efficacy

San Mateo, California, and Singapore, October 13, 2023 – ASLAN Pharmaceuticals (NASDAQ: ASLN), a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients, today announced the late-breaking oral presentation of data from the Phase 2b TREK-AD study of eblasakimab in adults with moderate-to-severe atopic dermatitis (AD) at the 32nd European Academy of Dermatology and Venereology (EADV) Congress.

Eric L. Simpson, MD, Frances J. Storrs Professor of Medical Dermatology at the Oregon Health and Science University and Lead Investigator in the TREK-AD study, presented the topline findings from the study, which were previously announced in July. Eblasakimab met the primary endpoint of percent change from baseline in the Eczema Area and Severity Index (EASI) score at week 16 versus placebo with statistical significance in three dosing arms: 600mg dosed once every four weeks (600mg Q4W), which was numerically the best performing arm, 400mg dosed once every two weeks (400mg Q2W) and 300mg dosed once every two weeks (300mg Q2W). Patients treated with eblasakimab at these doses saw a rapid onset of action in the first few weeks of treatment, with a statistically significant improvement in EASI score by week four. Eblasakimab was generally well-tolerated at all dose levels, with low rates of conjunctivitis and injection site reactions.

New data was also presented at the EADV Congress based on a post-hoc analysis of patients with severe AD (baseline EASI score of at least 21, which was 63% of the intent-to-treat (ITT) population). This subgroup had a median baseline EASI score of 31.1 (31.0 for patients enrolled in the US), compared to 24.0 in the ITT population (19.2 for patients enrolled in the US). Results from the subgroup analysis demonstrate comparable efficacy in response to eblasakimab treatment to that in the ITT population, but a marked reduction in placebo response. In the 600mg Q4W arm, the placebo-adjusted reduction in EASI score widened to 36.5% (subgroup) from 21.9% (ITT), the placebo-adjusted EASI-75 widened to 40.7% (subgroup) from 27.6% (ITT), and the placebo-adjusted vIGA-AD widened to 23.0% (subgroup) from 16.1% (ITT).

“We are pleased to present the topline data and new additional analyses from the TREK-AD study as a late-breaker at the EADV congress. Our findings support the potential of eblasakimab as a novel treatment for atopic dermatitis (AD) dosed monthly from initiation, without compromising on efficacy,” said Dr Alex Kaoukhov, Chief Medical Officer, ASLAN Pharmaceuticals. “Results from the post-hoc analysis of a subgroup of AD patients highlight the importance of understanding the changing patient population in AD clinical trials. While eblasakimab performs equally well in severe patients as compared to the overall trial population, higher numbers of patients with less severe disease can materially increase the placebo response.”

“The positive results from the TREK-AD study provide a compelling case for eblasakimab’s potential as a novel therapy for the treatment of atopic dermatitis that could advance the standard of care for patients by providing a convenient, efficacious and safe treatment option,” said Eric L. Simpson, M.D., Frances J. Storrs Professor of Medical Dermatology at the Oregon Health and Science University and Lead Investigator in the TREK-AD study.

32nd European Academy of Dermatology and Venereology Congress presentation details:

Late-Breaker oral presentation

Results from TREK-AD: a randomized, double-blind, placebo-controlled, Phase 2b study of eblasakimab in adult patients with moderate-to-severe atopic dermatitis (Abstract ID 6703)

AD is a common, chronic, multifactorial skin disease with a predominant immune signature of T-helper 2 cells. Cytokines interleukin (IL) 4 and IL-13 have been postulated as key drivers in AD. Both signal through a shared Type 2 receptor, a heterodimer comprised of IL-4Rα and IL-13Rα1. Eblasakimab is a potential first-in-class monoclonal antibody targeting the IL-13 receptor subunit of the Type 2 receptor, a key pathway driving several allergic inflammatory diseases.

Positive data from TREK-AD, a Phase 2b study of eblasakimab in adults with moderate-to-severe AD, showed eblasakimab has the potential to deliver a monthly dosing regimen from initiation without compromising on efficacy. 289 patients were randomized in the ITT population to eblasakimab once-monthly at 400mg (400mg Q4W) or 600mg (600mg Q4W), or once every two weeks at 300mg (300mg Q2W) or 400mg (400mg Q2W), or placebo Q2W for 16 weeks, following two or three loading doses. A subpopulation post-hoc analysis of those with a baseline EASI score of at least 21 (severe disease) were performed.

In the ITT population, improvement of EASI scores was significantly greater at week 16 for eblasakimab doses 600mg Q4W, 400mg Q2W and 300mg Q2W vs placebo (-73.0% [p=0.001], -65.8% [p=0.029], and -69.8% [P=0.005] vs -51.1%), respectively.

In the analysis of the subgroup of patients who had an EASI score of at least 21 at baseline, differences in EASI percent change from baseline at week 16 between eblasakimab-treated groups versus placebo were greater compared to the ITT population: -74.5% in 600mg Q4W (p<0.0001), -72.7% in 400mg Q2W (p<0.0001), -69.8% in 300mg Q2W (p=0.0001), and -60.2% in eblasakimab 400mg Q4W (p=0.0068) versus -38.0% in the placebo arm.

In the subgroup analysis, the percentage of patients achieving EASI-75 were:, 53.6% in 600mg Q4W (p=0.0009), 49.7% in 400mg Q2W (p=0.0014), 52.1% in 300mg Q2W (p=0.001), and 36.1% in 400mg Q4W (p=0.0328) versus 12.9% in the placebo arm. The percentage of patients achieving a validated Investigator Global Assessment of Atopic Dermatitis (vIGA-AD) score of 0/1 were as follows:, 29.8% in 600mg Q4W (p=0.0172), 37.6% in 400mg Q2W (p=0.0030), 27.1% in 300mg Q2W (p=0.0297), and 9.6% in 400mg Q4W versus 6.8% in the placebo arm.

Overall, discontinuation rates were comparable between the active treatment arms and higher in the placebo arm. Eblasakimab was well tolerated; conjunctivitis and injection site reactions were slightly higher for eblasakimab (5.6% and 4.7% respectively) versus placebo, which was 1.8% for each.

In addition to the late-breaker presentation, three ePosters were presented on eblasakimab and farudodstat at the EADV Congress. Copies of the ePosters are available to view online within the Publications section of ASLAN’s website.

About eblasakimab

Eblasakimab is a potential first-in-class monoclonal antibody targeting the IL-13 receptor subunit of the Type 2 receptor, a key pathway driving several allergic inflammatory diseases. Eblasakimab’s unique mechanism of action enables specific blockade of the Type 2 receptor and has the potential to improve upon current biologics used to treat allergic disease. By blocking the Type 2 receptor, eblasakimab prevents signaling through both interleukin 4 (IL-4) and interleukin 13 (IL-13) – the key drivers of inflammation in AD. Positive results from the Phase 2b TREK-AD study in moderate-to-severe AD support eblasakimab’s potential to deliver a monthly dosing regimen from initiation in AD without compromising on efficacy and with an encouraging safety profile demonstrated to date, with preparations for Phase 3 underway. ASLAN is also investigating eblasakimab in dupilumab experienced, moderate- to-severe AD patients in the Phase 2 trial TREK-DX.

About ASLAN Pharmaceuticals

ASLAN Pharmaceuticals (Nasdaq: ASLN) is a clinical-stage, immunology-focused biopharmaceutical company developing innovative treatments to transform the lives of patients. ASLAN is developing eblasakimab, a potential first-in-class antibody targeting the IL-13 receptor in moderate-to-severe atopic dermatitis (AD) with the potential to improve upon current biologics used to treat allergic disease, and has reported positive topline data from a Phase 2b dose-ranging study in moderate-to-severe AD. ASLAN is also developing farudodstat, a potent oral inhibitor of the enzyme dihydroorotate dehydrogenase (DHODH) as a potential first-in-class treatment for alopecia areata (AA) in a Phase 2a proof-of-concept trial with an interim readout expected in 1Q 2024. ASLAN has teams in San Mateo, California, and in Singapore. For additional information please visit the website or follow ASLAN on LinkedIn.

Ends

Media and IR contacts

Emma Thompson Spurwing Communications Tel: +65 6206 7350 Email: ASLAN@spurwingcomms.com	Ashley R. Robinson LifeSci Advisors, LLC Tel: +1 (617) 430-7577 Email: arr@lifesciadvisors.com

Forward-looking statements

This release contains forward-looking statements. These statements are based on the current beliefs and expectations of the management of ASLAN Pharmaceuticals Limited and/or its affiliates (the "Company"). These forward-looking statements may include, but are not limited to statements regarding the Company’s business strategy and clinical development plans; the Company’s plans to develop and commercialize eblasakimab and farudodstat; the safety and efficacy of eblasakimab and farudodstat; the Company’s plans and expected timing with respect to manufacturing activities, clinical trials, clinical trial enrolment and clinical trial results for eblasakimab and farudodstat; the potential of eblasakimab as a first-in-class treatment for atopic dermatitis and of farudodstat as a first-in-class treatment for alopecia areata; the potential benefits, capabilities and results of the Company’s collaboration efforts; and the Company’s cash runway. The Company’s estimates, projections and other forward- looking statements are based on management's current assumptions and expectations of future events and trends, which affect or may affect the Company’s business, strategy, operations, or financial performance, and inherently involve significant known and unknown risks and uncertainties. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of many risks and uncertainties, which include, unexpected safety or efficacy data observed during preclinical or clinical studies; the fact that results of earlier studies and trials may not be predictive of future trial results; clinical site activation rates or clinical trial enrolment rates that are lower than expected; the impact of the COVID-19 pandemic, the ongoing conflict between Ukraine and Russia and bank failures on the Company’s business and the global economy; general market conditions; changes in the competitive landscape; and the Company’s ability to obtain sufficient financing to fund its strategic and clinical development plans. Other factors that may cause actual results to differ from those expressed or implied in such forward-looking statements are described in the Company’s US Securities and Exchange Commission filings and reports (Commission File No. 001- 38475), including the Company’s Annual Report on Form 20-F filed with the US Securities and Exchange Commission on March 24, 2023. All statements other than statements of historical fact are forward-looking statements. The words “believe,” “may,” “might,” “could,” “will,” “aim,” “estimate,” “continue,” “anticipate,” “intend,” “expect,” “plan,” or the negative of those terms, and similar expressions that convey uncertainty of future events or outcomes are intended to identify estimates, projections, and other forward-looking statements. Estimates, projections, and other forward-looking statements speak only as of the date they were made, and, except to the extent required by law, the Company undertakes no obligation to update or review any estimate, projection, or forward-looking statement.